United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended June 30, 2005
Commission File Number 000-29103

STATS CHIPPAC LTD.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.

By:	/s/ Tan Lay Koon

Name:	Tan Lay Koon
Title:	President & Chief Executive Officer
Date:	July 28, 2005

By:	/s/ Michael G. Potter

Name:	Michael G. Potter
Title:	Chief Financial Officer
Date:	July 28, 2005

EARNINGS RELEASE
STATS ChipPAC Reports Second Quarter Results
Singapore, July 28, 2005 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the second quarter ended June 30, 2005.
Revenue for the three months ended June 30, 2005 increased 90% to $264.3 million, compared to $139.0 million in the same quarter a year ago. This represents a sequential increase of 13% compared to the prior quarter and is in line with prior guidance. On a US GAAP basis, net loss for the three months ended June 30, 2005 was $15.1 million or $0.08 per diluted ADS, compared to net income of $4.7 million or $0.04 per diluted ADS in the same quarter a year ago. US GAAP results for the second quarter of 2005 include $14.1 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the special items and including certain adjustments, non-US GAAP adjusted net loss in the second quarter ended June 30, 2005 was $1.0 million or $0.01 per diluted ADS, compared to net income of $4.7 million or $0.04 per diluted ADS in the same quarter a year ago.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “We improved our financial performance and returned to growth in the second quarter with volumes and revenue increasing over the prior quarter. Revenue in the second quarter showed typical seasonal strength and was up across all segments reinforcing our belief that a recovery is underway. Importantly, the quarter progressed in a more linear fashion and was not as back-end loaded as prior quarters. From a mix standpoint, PBGA packages used largely in chipsets and broadband access were strongest in the quarter despite capacity constraints. 3D packages used mainly in wireless handsets started slowly, but gained momentum as the quarter closed. We continue to gain traction in the marketplace, and have accelerated our new 300mm bumping line and are in the process of expanding our facilities in China to better serve our existing and future customers.”
Michael G. Potter, Chief Financial Officer of STATS ChipPAC, said, “We ended the second quarter with $222 million in cash, cash equivalents and marketable securities, an increase from the prior quarter. Gross margin improved as we benefited from an improved mix, and better utilization rates compared to the prior quarter, partially offset by higher volumes of lower margin PBGA. We expect to achieve additional gross margin improvements led by continued improvements in utilization rates, a recovery in services for the handset end market and more stable pricing. At the same time, we remain committed to controlling our capital expenditures to keep them in-line with expected revenue growth. Capital expenditures for the first six months of 2005 were less than our cash flow from operations for that period. Finally, our private placement (the “Private Placement”) of $150 million aggregate principal amount of 7.5% Senior Notes due 2010 that closed on July 19, 2005 is another example of our desire to control total debt levels, while ensuring that we maintain financial flexibility. We plan to use approximately $99 million of the net proceeds from the Private Placement to repay certain of our short-term borrowings. We drew down these short-term borrowings to finance part of the redemption of our 1.75% convertible notes due 2007 on March 18, 2005. We intend to use the remaining net proceeds from the offering for general corporate purposes.”

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Outlook
Tan Lay Koon commented, “We believe that our ability to provide turnkey solutions, leadership in high growth 3D packaging, seasonal strength in end markets and the return to more normal inventory levels at our customers will contribute to improvement in financial results in 2005. Specifically, for the third quarter 2005, we expect revenue to be approximately 9% to 14% higher than the second quarter 2005, with US GAAP net loss per ADS of $0.07 to $0.04 and non-US GAAP adjusted net income per ADS in the range of $0.01 to $0.04 per ADS for the third quarter of 2005. Non-US GAAP adjusted net income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.”
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on July 28, 2005. This will be 8:00 p.m. on July 27 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8261 and referencing confirmation code 157834. A replay of the call will be available immediately following the call through noon on Thursday, August 4, 2005 in Singapore (midnight in New York on Thursday, August 4, 2005) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 157834.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — NNM: STTS and SGX: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005 and the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc. respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to ''$’’ are to the lawful currency of the United States of America. Unless otherwise specified, references to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America.
Singapore Contact :
Elaine Ang
Manager, Investor Relations & Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : elaine.ang@statschippac.com
US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2005	2004	2005
Net revenues	$138,995	$264,346	$271,323	$498,492

Cost of revenues	(114,358)	(228,541)	(226,306)	(438,289)

Gross profit	24,637	35,805	45,017	60,203

Operating expenses:

Selling, general and administrative	11,648	33,766	21,901	66,051

Research and development	2,903	6,536	5,989	12,478

Restructuring charges	—	—	—	830

Other general expenses (income), net	(511)	(5)	(548)	(44)

Total operating expenses	14,040	40,297	27,342	79,315

Operating income (loss)	10,597	(4,492)	17,675	(19,112)

Non-operating income (expenses), net	(5,354)	(8,055)	(7,575)	(19,437)

Income (loss) before income taxes	5,243	(12,547)	10,100	(38,549)

Income tax expense	(123)	(1,159)	(632)	(2,298)

Income (loss) before minority interest	5,120	(13,706)	9,468	(40,847)

Minority interest	(463)	(1,357)	(745)	(1,335)

Net income (loss)	$4,657	$(15,063)	$8,723	$(42,182)

Net income (loss) per ordinary share :

Basic	$0.00	$(0.01)	$0.01	$(0.02)

Diluted	$0.00	$(0.01)	$0.01	$(0.02)

Net income (loss) per ADS :

Basic	$0.04	$(0.08)	$0.08	$(0.22)

Diluted	$0.04	$(0.08)	$0.08	$(0.22)

Ordinary shares (in thousands) used in per ordinary share calculation :

Basic	1,076,823	1,954,500	1,076,768	1,951,440

Diluted	1,077,776	1,954,500	1,079,371	1,951,440

ADS (in thousands) used in per ADS calculation :

Basic	107,682	195,450	107,677	195,144

Diluted	107,778	195,450	107,937	195,144

Key Ratios & Information:

Gross Margin	17.7%	13.5%	16.6%	12.1%

Operating Expenses as a % of Revenue	10.1%	15.2%	10.1%	15.9%

Operating Margin	7.6%	-1.7%	6.5%	-3.8%

Depreciation & Amortization, including amortization of debt issuance costs	$37,803	64,099	$73,431	125,269

Capital Expenditures	$67,027	53,392	$136,825	70,539

STATS ChipPAC Ltd.
Reconciliation of US GAAP Net Income (Loss) to
Non-GAAP Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a US GAAP basis, STATS ChipPAC uses a non-US GAAP conforming measure of net income (loss), that is US GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-US GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-US GAAP adjusted measure of net income (loss) is among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2005	2004	2005
US GAAP net income (loss)	$4,657	$(15,063)	$8,723	$(42,182)

Special items

Merger and integration related expenses

Cost of revenues (1)	—	65	—	130

Operating expenses (1)	—	500	—	1,053

Restructuring charges (2)	—	—	—	830

Purchase accounting items

Amortization of intangibles — SG&A (3)	—	12,687	—	25,374

Amortization of intangibles — R&D (3)	—	800	—	1,600

Write-off of capitalized debt issuance cost (4)	—	—	—	1,654

Purchase price adjustment on tax (5)	—	—	—	1,003

Total special items	—	14,052	—	31,644

Non-US GAAP adjusted net income (loss)	$4,657	$(1,011)	$8,723	$(10,538)

Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items. The special items excluded for the three and six months ended June 30, 2004 and 2005 were:

(1)	We incurred direct merger and integration expenses in both our costs of revenue and operating expenses in the three and six months ended June 30, 2005. These legal, professional, and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.

(2)	In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities during the first quarter ended March 31, 2005. This reduction of headcount resulted in a charge of $0.8M for severance payments.

(3)	As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $2.2M and $4.5M lower in the three and six months ended June 30, 2005 than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the value assets used in production, no adjustment was made for this item.

(4)	As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges in our capitalized debt issuance costs during the first quarter ended March 31, 2005.

(5)	Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during the first quarter ended March 31, 2005, due to foreign currency fluctuations.

STATS ChipPAC Ltd.
Non-GAAP Condensed Consolidated Statements of Operations
Excludes Special Items
(In thousands of U.S. Dollars, except for share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2005	2004	2005
Net revenues	$138,995	$264,346	$271,323	$498,492

Cost of revenues	(114,358)	(228,476)	(226,306)	(438,159)

Gross profit	24,637	35,870	45,017	60,333

Operating expenses:

Selling, general and administrative	11,648	20,623	21,901	39,743

Research and development	2,903	5,692	5,989	10,759

Restructuring charges	—	—	—	—

Other general expenses (income), net	(511)	(5)	(548)	(44)

Total operating expenses	14,040	26,310	27,342	50,458

Operating income (loss)	10,597	9,560	17,675	9,875

Non-operating income (expenses), net	(5,354)	(8,055)	(7,575)	(17,783)

Income (loss) before income taxes	5,243	1,505	10,100	(7,908)

Income tax expense	(123)	(1,159)	(632)	(1,295)

Income (loss) before minority interest	5,120	346	9,468	(9,203)

Minority interest	(463)	(1,357)	(745)	(1,335)

Net income (loss)	$4,657	$(1,011)	$8,723	$(10,538)

Net income (loss), excluding special items per ordinary share :

Basic	$0.00	$(0.00)	$0.01	$(0.01)

Diluted	$0.00	$(0.00)	$0.01	$(0.01)

Net income (loss), excluding special items per ADS :

Basic	$0.04	$(0.01)	$0.08	$(0.05)

Diluted	$0.04	$(0.01)	$0.08	$(0.05)

Ordinary shares (in thousands) used in per ordinary share calculation :

Basic	1,076,823	1,954,500	1,076,768	1,951,440

Diluted	1,077,776	1,954,500	1,079,371	1,951,440

ADS (in thousands) used in per ADS calculation :

Basic	107,682	195,450	107,677	195,144

Diluted	107,778	195,450	107,937	195,144

Key Ratios & Information:

Gross Margin	17.7%	13.6%	16.6%	12.1%

Operating Expenses as a % of Revenue	10.1%	10.0%	10.1%	10.1%

Operating Margin	7.6%	3.6%	6.5%	2.0%

Depreciation & Amortization, including amortization of debt issuance costs	$37,803	$50,612	$73,431	$98,295

Capital Expenditures	$67,027	$53,392	$136,825	$70,539
The format presented above is not in accordance with Generally Accepted Accounting Principles.
See Statement of Reconciliation of GAAP net income (loss) to Non-GAAP net income (loss) and notes to the reconciliation.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
(Unaudited)

	December 31,	June 30,
	2004	2005
ASSETS

Current assets:

Cash, cash equivalents and marketable securities	$229,569	$203,548

Accounts receivable, net	149,650	162,272

Inventories	54,690	53,881

Other current assets	58,272	55,068

Total current assets	492,181	474,769

Marketable securities	18,121	18,364

Property, plant and equipment, net	1,035,803	1,011,406

Goodwill and intangible assets	649,428	622,319

Other non-current assets	76,169	69,407

Total assets	$2,271,702	$2,196,265

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts and other payables	$120,211	$122,069

Other current liabilities	66,074	87,939

Short-term debts	181,868	35,758

Total current liabilities	368,153	245,766

Long-term debts and short-term debts expected to be refinanced	652,946	724,467

Other non-current liabilities	50,362	61,495

Total liabilities	1,071,461	1,031,728

Minority interest	40,891	42,718

Shareholders’ equity	1,159,350	1,121,819

Total liabilities and shareholders’ equity	$2,271,702	$2,196,265